EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges (1) (2)

	Second Quarter				First Six Months
(Dollars in millions)	2012		2011		2012		2011

Earnings from continuing operations before income taxes	$268		$320		$512		$621
Add:
Interest expense	29		20		50		41
Appropriate portion of rental expense (3)	5		4		9		7
Amortization of capitalized interest	1		1		3		3
Earnings as adjusted	$303		$345		$574		$672

Fixed charges:
Interest expense	$29		$20		$50		$41
Appropriate portion of rental expense (3)	5		4		9		7
Capitalized interest	1		3		2		5
Total fixed charges	$35		$27		$61		$53

Ratio of earnings to fixed charges	8.7	x	12.8	x	9.4	x	12.7	x

(1)
The Company completed the sale of the polyethylene terephthalate ("PET") business, related assets at the Columbia, South Carolina, site, and technology of its Performance Polymers segment on January 31, 2011.  The PET business, assets, and technology sold were substantially all of the Performance Polymers segment.  Performance Polymers segment operating results are presented as discontinued operations for all periods presented.  For additional information, see Note 4, "Discontinued Operations" to the Company's consolidated financial statements in this 2012 Quarterly Report on Form 10-Q.

(2)
As previously reported on March 7, 2012, Eastman has elected to change its method of accounting for actuarial gains and losses for its pension and other postretirement benefit plans to a more preferable method permitted under accounting principles generally accepted in the United States.  The new method has been retrospectively applied to the financial results of all periods presented.  For additional information, see Note 2, "Accounting Methodology Change for Pension and Other Postretirement Benefit Plans " to the Company's consolidated financial statements in this 2012 Quarterly Report on Form 10-Q.

(3)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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